June 17, 2025

Shi Qiu
Chief Executive Officer
Mercurity Fintech Holding Inc.
1330 Avenue of the Americas, Fl 33
New York, NY 10019

       Re: Mercurity Fintech Holding Inc.
           Amendment No. 1 to Registration Statement on Form F-3
           Filed June 16, 2025
           File No. 333-287428
Dear Shi Qiu:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-3
General

1. Please update your disclosure to describe your plan to raise $800 million to establish a long-term Bitcoin treasury reserve or incorporate your Form 6-K filed June 11, 2025 by reference. In addition, to the extent material, please update your disclosure to describe your strategic partnership with SBI Digital Markets to accelerate the adoption of tokenized real-world assets and facilitate its global distribution or incorporate your Form 6-K filed June 5, 2025 by reference. Refer to Item 5(a) of
       Form F-3.
 June 17, 2025
Page 2

       Please contact Irene Paik at 202-551-6553 or Sonia Bednarowski at 202-551-3666
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   Huan Lou, Esq.